INSTITUTIONAL FINANCIAL MARKETS, INC.

2929 Arch Street, 17th Floor

Philadelphia, PA 19104

VIA EDGAR

July 25, 2013

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Suzanne Hayes

Re:	Institutional Financial Markets, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed July 5, 2013

File No. 001-32026

Dear Ms. Hayes:

On behalf of Institutional Financial Markets, Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 12, 2013 regarding the above-referenced Revised Preliminary Proxy Statement, which was filed by the Company with the Commission on July 5, 2013. To assist your review of our responses to the comments set forth in the Staff’s letter, we have set forth below in full the comments contained in the letter, together with our responses. Concurrent with the filing of this letter, the Company is filing a revised preliminary proxy statement via EDGAR. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in such revised preliminary proxy statement.

General

1. We note your response to prior comment 2. However, we believe that pro forma information may be required of smaller reporting companies with respect to transactions other than business acquisitions. Please see Preliminary Note 2 to Article 8 of Regulation S-X and Rule 11-01(a)(8) of Regulation S-X. Please include pro forma information in your next amendment. If you continue to believe that pro forma information would be immaterial to investors in their evaluation of the proposals, provide us with a materiality analysis supporting your conclusion. See Item 13 of Schedule 14A.

July 25, 2013

Company Response:

Preliminary Note 2 to Article 8 of Regulation S-X states that smaller reporting companies “may wish to consider” the enhanced guidelines with respect to pro forma financial information set forth in Article 11 of Regulation S-X. The Company considered including the information set forth in such guidelines and determined not to include such information when the Company filed its revised preliminary proxy statement on July 5, 2013. However, pursuant to the Staff’s request, we have included pro forma information in the revised preliminary proxy statement.

2. We note your response to prior comment 4 regarding unbundling of the securities purchase agreement proposals. We do not view these financing proposals as being inextricably linked merely because they are being pursued in tandem and are aggregated for approval purposes by the listing market. In particular, we note the fact that one of the counterparties is a related person and beneficial owner of your common stock for purposes of Section 16 and Section 13 of the Securities Exchange Act, that the agreements contain differing governance rights, and that there are separate agreements with each of these parties. Consequently, we believe that proposals 2(i) and 2(ii) should be unbundled. The application of the unbundling rule does not affect your ability to condition completion of the total financing on shareholder approval of each these agreements.

Company Response:

The Company has unbundled the referenced proposals in the revised preliminary proxy statement such that Proposal One addresses the election of directors, Proposal Two addresses the issuance of shares of common stock to the MP Buyer in connection with the MP Purchase Agreement, Proposal Three addresses the issuance of shares of common stock to the Cohen Buyer in connection with the Cohen Purchase Agreement, Proposal Four addresses the advisory vote on executive compensation, Proposal Five addresses the advisory vote on frequency of approval of executive compensation, and Proposal Six addresses the ratification of the appointment of the Company’s independent registered public accounting firm.

Proposal Two, page 9

3. Please include in the fourth paragraph of this section the closing price of your common stock as of the most recent practicable date along with the diluted book value of your shares.

Company Response:

The Company has included the requested information in the revised preliminary proxy statement.

Background of the Transaction, page 10

4. You disclose that the Initial Term Sheet represented an aggregate investment of approximately $12.6 million by Mead Park. However, it appears that the figure is approximately $14.3 million, based on the $7 million investment and a $7.3 million public tender offer of 4 million shares at $1.82 per share ($1.40 plus a 30% premium). Please clarify this inconsistency.

July 25, 2013

Company Response:

The Company has revised the preliminary proxy statement to correctly reflect that Mead Park’s proposed aggregate investment was approximately $14,280,000.

5. We continue to believe that your disclosure regarding when and why the proposed structure changed from a tender offer to a private placement is unclear. For example, the December 20, 2012 Initial Term Sheet provided for a tender offer, but on January 16, 2013 the Special Committee and Mead Park agreed that Mr. Cohen could purchase a promissory note and shares of common stock on substantially the same terms and conditions as Mead Park in order to preserve his ownership interest. In addition, it appears from your disclosure that it was not until April 1, 2013 that the Special Committee determined that it was in favor of revising the structure to include a private placement. Please revise to clearly indicate when and why the structure changed, including who initiated the change and when it was communicated to the other parties.

Company Response:

The Company has updated the revised preliminary proxy statement to highlight the fact that the Initial Term Sheet provided for participation in the potential transaction by the Company’s management, including Mr. Cohen. The Company has also clarified that, following the January 16, 2013 meeting of the Board of Directors and the informal discussions among Messrs. Cohen, DiMaio, Ricciardi and the Special Committee, Mr. Cohen indicated his interest in participating in the potential transaction. We have also revised the revised preliminary proxy statement to note that such participation meant that Mr. Cohen would be permitted to purchase convertible promissory notes (as opposed to common stock) such that, on an as converted basis, his ownership percentage of common stock immediately following the potential transaction would be approximately equal to his ownership percentage immediately prior to the consummation of the potential transaction.

Given the fact that we have clarified that Mr. Cohen’s participation in the potential transaction following the January 16, 2013 meeting of the Board of Directors and the informal discussions among Messrs. Cohen, DiMaio, Ricciardi and the Special Committee with respect to such participation was limited to the purchase of convertible promissory notes, we believe that it is now clear that the structure of the Transaction only changed on April 1, 2013, when the Special Committee determined not to structure the Transaction to include a public tender offer.

The Company has revised the revised preliminary proxy statement to include information regarding who initiated the change in the structure of the Transaction and when it was communicated to the other parties.

Opinion of Sandler O’Neill, page 30

6. We note your response to prior comment 21. Please confirm that neither Mead Park nor Mr. Cohen were privy to the projections and growth rates that Sandler O’Neill used in preparing its analyses, or in the alternative, disclose the projections and growth rates.

July 25, 2013

Company Response:

The Company has included in the revised preliminary proxy statement the projections of net income used by Sandler O’Neill in preparing its analyses, notwithstanding the fact that Mead Park was not privy to such projections and that Mr. Cohen only became privy to such projections in his capacity as Chairman of the Board of Directors on May 6, 2013, when Sandler O’Neill presented its analyses to the entire Board.

In response to the Staff’s request regarding the growth rates that Sandler O’Neill used in preparing its analyses, the Company respectfully notes that the bases for the Unaudited Financial Projections were set forth in the Company’s previously filed preliminary proxy statements and are currently set forth in the second paragraph under the heading “Institutional Financial Markets, Inc. — Discounted Cash Flow Analysis” on page 30 of the revised preliminary proxy statement, and that, as a result of the inclusion of the Unaudited Financial Projections, the derived growth rates in net income are now apparent.

*        *        *

The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the preliminary proxy statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the preliminary proxy statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please feel free to contact me at (215) 701-9555.

Sincerely,

By:	/s/ Joseph W. Pooler, Jr.
Joseph W. Pooler, Jr.
Executive Vice President, Chief Financial Officer & Treasurer

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